Trombly Business Law
1320 Centre Street, Suite 202
Newton, MA 02459
Telephone (617) 243-0060
Facsimile (617) 243-0066

Amy M. Trombly, Esq.
amy@tromblybusinesslaw.com

May 7, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attn: Mr. H. Christopher Owings

Re: FTS Group, Inc.
Registration Statement on Form SB-2
Filed on December 12, 2006
File No. 333-122749

Dear Mr. Owings:

I am securities counsel for FTS Group, Inc. (the “Company”). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 5 to Registration Statement on Form SB-2.

Amendment No. 5 to Registration Statement on Form SB-2 contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated January 11, 2007.

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1. Please generally update your filing to reflect data as of the most recent practicable date. For example, share price, number of shareholders, number of authorized shares, number of shares outstanding, etc.

Response 1. The Company has complied with the Staff’s comment.

Comment 2. We note your response to comment 3 in our letter dated November 28, 2006. We continue to disagree with your conclusion and have no further comments on this issue.

Response 2. The Company acknowledges the Staff’s comment.

Management’s Discussion and Analysis of Plan of Financial Condition and Results of Operations, page 20

Comment 3. Please update all discussions to reference the most reasonably recent dates, as practicable. For example, your discussion is as of September 30, 2006 yet you disclose operating nine stores as of March 15, 2006.

Response 3. The Company has complied with the Staff’s comment.

Market for Common Equity and Related Stockholder Matters, page 25

Comment 4. Please update the high and low common stock prices for each interim period of financial statements included in this filing. See Item 201(a)(iii) of Regulation S-B.

Response 4. The Company has complied with the Staff’s comment.

Consolidated Balance Sheets, December 31, 2005 and 2004, page F-3

Comment 5. We note your responses to comments 4 and 5 in our letter dated November 28, 2006. We also note you have since revised your conclusion on the warrants’ accounting treatment in your letter dated December 27, 2006. In an attempt to simplify the review process and reach a timely and appropriate accounting conclusion, please address the supplemental comments issued in our letter dated January 4, 2007 for the Item 4.02 Form 8-K/A filed on December 15, 2006 as those comments also relate to the accounting treatment for warrants in your registration statement.

Response 5. The Company has complied with the Staff’s comment.

Exhibit 23.1

Comment 6. Please tell us the status of the required consent from your predecessor accounting firm Withum, Smith and Brown, P.C. We refer you to comment 56 of our letter dated May 26, 2006. We also note that the accounting consent for R.E. Bassie is dated as of December 8, 2996 and will have to be updated to be within 30 days of your effective date.

Response 6. The Company filed its 10-KSB for the year ended December 31, 2006. The Company believes the consent of Withum, Smith and Brown, P.C. is no longer required.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                Regards,

                                /s/ Amy M. Trombly

Amy M. Trombly
Counsel for FTS Group, Inc.
cc:  FTS Group, Inc.